EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3 Nos. 333-130416 and 333-121852; and Form S-8 Nos. 333-128927 pertaining to the Amended and Restated 2003 Equity Incentive Plan and the Amended and Restated 2004 Equity Incentive Plan (Fundware) and 333-112532 pertaining to the Kintera, Inc. 2000 Stock Option Plan, the 2003 Equity Incentive Plan and the 2003 Employee Stock Purchase Plan) of Kintera, Inc. of our reports dated March 14, 2006, with respect to the consolidated financial statements and schedule of Kintera, Inc, Kintera, Inc. managements’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Kintera, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

San Diego, California

March 14, 2006